210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Issuance of 32nd U.S. Patent

CALGARY, AB --- September 1, 2009 - Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (“Oncolytics”) today announced that it has been granted its 32nd U.S. Patent, No. 7,582,289, entitled “Viruses for the Treatment of Cellular Proliferative Disorders.” The patent claims cover methods of using modified parapoxvirus orf virus to treat Ras-mediated cancers.

“This U.S. patent expands our intellectual property portfolio regarding oncolytic viruses, in addition to reovirus, that can be modified to grow selectively in Ras-mediated cancers,” said Mary Ann Dillahunty, Vice President of Intellectual Property for Oncolytics.   “Including the patent issued today, Oncolytics has now secured five U.S. patents covering the use of other oncolytic viruses to treat Ras-mediated cancers.  Patents covering similar subject matter have been granted in other jurisdictions as well.”

U.S. Patents issued previously include:

•	U.S. Patent No. 6,596,268, which covers adenoviruses modified in the VAI gene;

•	U.S. Patent No. 7,344,711, which covers adenoviruses modified in the VAI and VAII genes;

•	U.S. Patent No. 6,649,157, which covers herpes simplex virus (HSV) mutated in the γ134.5 gene; and

•	U.S. Patent No. 7,252,817, which covers modified HSV, where the γ134.5 gene is lacking, inhibited or mutated such that PKR activation is not blocked.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This news release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including among others, the Company’s belief as to the importance of the issuance of this patent, the safety and efficacy of the reovirus, the Company’s expectations as to the potential applications of the patented technology and other statements relating to anticipated developments in the Company’s business and technologies, involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com